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           January 5, 2021

       Yogev Shvo
       Chairman
       Thunder Energies Corporation
       3017 Greene St.
       Hollywood, FL 33020

                                                        Re: Thunder Energies
Corporation
                                                            Form 8-K
                                                            Filed July 20, 2020
                                                            File No. 000-54464

       Dear Mr. Shvo:

              We issued comments on the above captioned filing on July 28, 2020. On December 8,
       2020, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

             Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal
       Branch Chief, at (202) 551-3453 with any questions.




           Sincerely,


           Division of Corporation Finance

           Office of Technology
       cc:                                              Donald Keer